EXHIBIT 99.4

COMMENTS BY AUDITORS ON CANADA - UNITED STATES OF AMERICA
REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements, such as the changes described in Note 2 to the consolidated financial statements of Enerplus Resources Fund.

In the United States of America, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when there have been restatements of the financial statements as described in Note 14 to the consolidated financial statements.

Our report to the unitholders dated February 24, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference in the auditors’ report to such changes in accounting principles as described in Note 2 or to such conditions and events as described in Note 14 when the changes, conditions and events are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 24, 2005